February 15, 2011

United State Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

ATTN: PATRICK KUHN

Dear Mr. Kuhn:

In response to your letter, dated February 1, 2010, with regard to the amended 8-K filing about Platinum Studios, Inc. (the “Company”)’s dismissal of its auditor, the Company acknowledges that:

1.      The Company is responsible for the adequacy of the disclosure in the filing;

2.      Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Scott Rosenberg

Scott Rosenberg

SMR/tck

2029 S Westgate Ave,  Los Angeles, California  90025

Tel: 310.807.8100  Fax: 310.887.3943